SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 16)1

PIZZA INN, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of class of securities)

725848 10 5

(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

(Name, address and telephone number of person
authorized to receive notices and communications)

January 6, 2009

(Date of event which requires filing of this statement)

If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /   /.

Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

CUSIP No. 725848 10 5                                                                                                                     13D Page                                                                                                                                      2 of 10 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATIOIN NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,577,955
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,577,955
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,577,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5                                                                                                                    13D Page                                                                                                                                      3 of 10 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATIOIN NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,577,955
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,577,955
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,577,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5                                                                                                                     13D Page                                                                                                                                      4 of 10 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATIOIN NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,577,955
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,577,955
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,577,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5                                                                                                                     13D Page                                                                                                                                      5 of 10 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,660,798
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,660,798
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,660,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5                                                                                                                     13D Page                                                                                                                                      6 of 10 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON J. COLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5                                                                                                                     13D Page                                                                                                                                      7 of 10 pages

The following statement constitutes Amendment No. 16 to the Schedule 13D filed by the undersigned (the "Statement").  Except as specifically amended by this Amendment No. 16, the Statement remains in full force and effect.

Item 3.                                Source and Amount of Funds

The first paragraph of Item 3 is hereby amended and restated as follows:

As of the filing date of this Statement, NP had invested $9,031,076 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the working capital of NP.  Neither NCG nor NCM directly owns any shares of Common Stock.

Item 5.                                Interest in Securities of the Issuer

Items 5(a)-(b) are hereby amended in their entirety to read as follows:

      (a). The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 8,727,003 shares of Common Stock outstanding as of November 11, 2008 as reported in the Company’s Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2008.

As of the filing date of this Statement, NP beneficially owned 3,577,955 shares of Common Stock, representing approximately 41.0% of the issued and outstanding Common Stock.

NCM, as the general partner of NP, may be deemed to beneficially own the 3,577,955 shares of Common Stock beneficially owned by NP, representing approximately 41.0% of the issued and outstanding Common Stock.

NCG, as the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 3,577,955 shares of Common Stock beneficially owned by NP, representing approximately 41.0% of the issued and outstanding Common Stock.

Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 3,577,955 shares of Common Stock beneficially owned by NP, representing approximately 41.0% of the issued and outstanding Common Stock.  In addition, Mr. Schwarz directly owns 52,843 shares of Common Stock and 30,000 shares of Common Stock underlying currently exercisable stock options, which, together with the Common Stock owned by NP, represents approximately 41.8% of the issued and outstanding Common Stock.

Mr. Coleman directly owns 20,000 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

(b). By virtue of his position with NP, NCM and NCG, Mr. Schwarz has the sole power to vote and to dispose of the shares of Common Stock owned by NP reported in this Statement.  Mr. Schwarz has the sole power to vote and to dispose of the shares of Common Stock he holds directly reported in this Statement. Mr. Coleman has the sole power to vote and dispose of the shares of Common Stock he holds directly reported in this Statement.

CUSIP No. 725848 10 5                                                                                                                     13D Page                                                                                                                                        8 of 10 pages
Items 5(c) is hereby amended to add the following:

(c).   The transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons were (1) the distribution on January 6, 2009 of a total of 874,935 shares of Common Stock to withdrawing partners of NP as of December 31, 2008 at a price of $1.93 (the closing price of the Common Stock as of December 31, 2008) and (2) the purchase transaction set forth on Schedule A (which was effected in the open market).

CUSIP No. 725848 10 5                                                                                                                     13D Page                                                                                                                                      9 of 10 pages

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2009	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P., its
general partner
By: Newcastle Capital Group, L.L.C., its
general partner

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C., its
general partner

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
MARK E. SCHWARZ

/s/ Clinton J. Coleman
CLINTON J. COLEMAN

CUSIP No. 725848 10 5                                                                                                                     13D Page                                                                                                                                      10 of 10 pages

SCHEDULE A

Transactions in the Common Stock During the Past 60 Days

Mark Schwarz

Transaction Date	Buy/Sell	Quantity (Shares)	Price per Share ($)

12/2/08	Buy	400	1.62